

June 7, 2011

<u>**Via Facsimile and U.S. Mail**</u>

Douglas C. Markel, Esq.
Simpson Thacher & Bartlett LLP
3919 China World Tower
1 Jianguomenwai Avenue
Beijing 100004
People's Republic of China

> **Re: Chemspec International Limited**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed May 26, 2011**
> **File No. 5-85329**

Dear Mr. Markel:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proxy Statement</u>

1. We note your response to comment three in our letter dated May 13, 2011; however, we reissue that part of our comment asking you to disclose in the summary a discussion of the benefits and detriments of the merger.

<u>Shareholder Vote Required to Adopt the Merger Agreement, page 6</u>

2. We note your response to comment two in our letter dated May 13, 2011; however, we reissue our comment. Please revise to clarify that only 247,025,150

votes will be required in the event that Dr. Tang, principal shareholder and former director and chief financial officer, votes his shares to approve the merger.

Reasons for the Merger and Recommendation…, page 30

3. Please revise to quantify the costs of complying with the Sarbanes-Oxley Act of 2002 and other federal securities laws.

Opinion of the Independent Committee's Financial Advisor, page 42

4. We note your response to comment 12 in our letter dated May 13, 2011; however, we reissue our comment.

5. We note your response to comment 13 in our letter dated May 13, 2011. Please revise to quantify the Enterprise Values, 2010 and 2011 Adjusted EBITDA, transaction values, and unlevered after-tax cash flow forecasts.

Alternatives to the Proposed Merger, page 52

6. We note your response to comment five in our letter dated May 13, 2011. Please revise to describe any alternatives considered by the filing persons, including a tender offer, odd-lot offer or reverse stock split.

Related Party Transactions, page 58

7. Please revise to update this information as of December 31, 2010.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions